Free Writing Prospectus
Filed Pursuant to Rule 433(d)
Registration Statement 333-131369

EXCESS RETURN INDEX LINKED NOTE

Linked to the S&P GSCITM ER Index

Final Term Sheet: October 27th, 2008

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.

Principal on the note is not protected and you may lose up to all of your investment.

Final Terms

Issuer:	AB Svensk Exportkredit (SEK)

Rating	Aa1 / AA+ (Moody’s / S&P)

Index:	The S&P GSCITM ER Index (S&P GSCI-ER)

Index Sponsor:	Standard and Poor’s

Issue Price:	100% of face amount

Face Amount:	$1,000 per each Note; $56,000,000 in aggregate

Underwriting Fee:	0.25%

Net Proceeds:	99.75%

Trade Date:	October 27, 2008

Original Issue Date
(Settlement Date):	November 03, 2008

Stated Maturity Date:	December 9, 2009

Approximately twelve months after the Settlement Date, unless that day is not a business day, in which case the Stated Maturity Date will be the next following business day. If the fifth business day before the Stated Maturity Date is not the Determination Date, then the Stated Maturity Date will be the fifth business day after the Determination Date. If an Index End Early Event (as defined below) shall have occurred or an Early Repurchase (as defined below) shall have been exercised in accordance with the terms of the Note, the relevant maturity date shall be the Early Redemption Maturity Date (as defined below).

Base Rate:	(i) If the applicable Interest Period begins on the Settlement Date: the Initial Base Rate.

(ii) If the applicable Interest Period (1) does not begin on the Settlement Date and (2) does not end on the day before the Stated Maturity Date: three-month USD LIBOR, as it appears on Reuters Screen LIBOR01 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the Interest Determination Date.

(iii) If the applicable Interest Period ends on the day before the Stated Maturity Date: a rate that the Calculation Agent will determine by interpolating between (1) the USD LIBOR of longest maturity that is less than or equal to the length of the applicable Interest Period, and (2) the USD LIBOR of shortest maturity that is greater than or equal to the length of the applicable Interest Period, in both cases as they appear on Reuters Screen LIBOR01 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the Interest Determination Date. For the avoidance of doubt, the Base Rate will not be re-evaluated even if the Stated Maturity Date is postponed due to a Market Disruption at the end of the Interest Period.

Initial Base Rate:

TBD% (equal to the three-month USD LIBOR, as it appears on Reuters Screen LIBOR01 (or any successor or replacement page thereof), as of 11:00 a.m. London time, as determined on the second London Banking Day prior to the Settlement Date)

Interest Determination Date:	The second London Banking Day prior to each Interest Reset Date.

Interest Period:

The period from (and including) the Settlement Date, or the last date to which interest has been paid or made available for payment, to (but excluding) the immediately following Interest Payment Date or Early Redemption Maturity Date, as applicable.

Spread:	-0.27%
Interest Factor:	, subject to a minimum of 0.00%.

Accrued Interest Factor:	The sum of the Interest Factors calculated for each day during the applicable Interest Period.

Interest:	For each Interest Period, the interest payable to the holder on the Interest Payment Date immediately following the Interest Period will equal:

(i) If the Interest Period does not end on the day before the Early Redemption Maturity Date:

FACE AMOUNT * ACCRUED INTEREST FACTOR

(ii) If the Interest Period ends on the day before the Early Redemption Maturity Date:

FIDF * FACE AMOUNT * ACCRUED INTEREST FACTOR

Interest Reset Date:

February 3, 2009, May 5, 2009 and August 3, 2009; provided that if any such day is not a business day, then the Interest Reset Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Reset Date will be the immediately preceding business day.

Interest Payment Date:

February 3, 2009, May 5, 2009 and August 3, 2009 and the Stated Maturity Date; provided that any such day that is subsequent to the Early Redemption Maturity Date shall not be an Interest Payment Date, and the Early Redemption Maturity Date shall instead be the last Interest Payment Date; provided, further, that if any such day is not a business day, then the Interest Payment Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Payment Date will be the immediately preceding business day.

Factor:	3.0

Investment Objective Summary:

This structure represents a long position. At maturity the investor receives the notional amount plus three times the commodity index return (which may be negative) minus the fee amount (which is calculated based on the commodity notional) plus accrued but unpaid interest. The note will be subject to an index end early event if the index ever closes at or below 88% of the index begin level.

Amount Payable on the
Stated Maturity Date:	On the Stated Maturity Date, in addition to the interest payment, if any, you will receive an amount, if any, in cash equal to:

FACE AMOUNT + FINAL COMMODITY AMOUNT - FINAL FEE AMOUNT

but not less than 0

Final Commodity Amount:

Final Fee Amount:

If the Final Index Level is less than the Initial Index Level, the amount payable on the Stated Maturity Date will be less than the Face Amount and may be zero.

If an Early Repurchase shall have been designated or an Index End Early Event shall have occurred in accordance with the terms of the Note, the amount payable on the resulting Early Redemption Maturity Date shall be determined as set forth in the relevant sections below.

Initial Index Level:	501.2245

Final Index Level:	The closing level of the Index as determined on the Determination Date.

Annual Fee (“Fee”):	0.20% per annum (paid on an Actual/365 day basis)

Determination Date:

December 2, 2009, five business days prior to the Maturity Date, provided, however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing provided, however, that in any event the Determination Date will be no later than the Maturity Date (or, if such day is not a business day, the business day immediately following the Maturity Date), in which case the Calculation Agent shall make all required calculations in a manner described in the pricing supplement.

Final Fee Days:	The total number of days from (but excluding) the Trade Date up to (and including) the Determination Date.

Index End Early Event:

If on any Trading Day prior to the fifth business day prior to the Stated Maturity Date, the Index settles at or below 441.0776 (88 % of Initial Index Level), this Note shall automatically be redeemed in accordance with the methodology and formulae applicable upon an Early Repurchase as set forth below. Upon occurrence of an Index End Early Event, notice will be given to the DTC in a manner described in the accompanying prospectus.

Notice of Early Repurchase:	The holder of 100% of the Notes has the option to require the issuer to repurchase all (but not a portion) of the Notes prior to the fifth business day prior to the Stated Maturity Date (an “Early Repurchase”) for the amount set forth below. Notice of Early Repurchase must be given on a business day, in writing, to the Trustee, the Calculation Agent and the Issuer in accordance with procedures to be specified in the pricing supplement, it being understood that such notice may be provided by facsimile so long as a prompt written confirmation thereof is physically delivered in accordance with procedures to be specified in the pricing supplement. Once given, the Notice of Early Repurchase is irrevocable.

Amount Payable upon
Early Repurchase or Index
End Early Event:	On the Early Redemption Maturity Date, in addition to the interest payment, if any, you will receive an amount, if any, in cash equal to:

FACE AMOUNT + EARLY COMMODITY AMOUNT – EARLY FEE AMOUNT

but not less than 0.

OTHER TERMS AND DEFINITIONS

Market Disruption Provision:

In the event a Market Disruption has occurred on the day that would otherwise be the Determination Date, the Early Redemption Determination Date or the Index End Early Determination Date (each, a relevant determination date), then the relevant determination date will be postponed to the next Trading Day on which no market disruption occurs or is continuing, provided, however, that in any event the relevant determination date will be no later than the fifth business day after the originally scheduled date. If a relevant determination date has been postponed as described in the immediately preceding sentence, the Final Index Level or the Early Index Level, as applicable, will be determined by the Calculation Agent as follows:

(i) With respect to each futures contract included in the Index which is not affected by the Market Disruption, the Final Index Level or the Early Index Level, as applicable, will be based on the official settlement price of such contract as published by the exchange on which it is traded (the “Settlement Price”) on the originally scheduled date.

(ii) With respect to each futures contract included in the Index which is affected by the Market Disruption, the Final Index Level or the Early Index Level, as applicable, will be based on the Settlement Price (defined below) of each such contract on the first Trading Day immediately following the originally scheduled date on which no Market Disruption is occurring with respect to such contract; unless such Market Disruption continues with respect to any such contract for more than five business days, in which event the price of each such contract to be used in calculating the Final Index Level or the Early Index Level, as applicable, shall be determined by the Calculation Agent on the fifth business day following the originally scheduled date.

(iii) The Calculation Agent shall determine the Final Index Level or the Early Index Level, as applicable, by reference to the Settlement Prices or other prices determined in clauses (i) and (ii), above, using the then-current method for calculating the Index.

Market Disruption:	Market Disruption means the occurrence on any date or any number of consecutive days of any one or more of the following circumstances:

(i) A material limitation, suspension, or disruption of trading in one or more contracts included in the Index which results in a failure by the trading facility on which each applicable futures contact is traded to report a Settlement Price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(ii) The Settlement Price for any contract included in the Index is a “limit price”, which means that the Settlement Price for such contract for a day has increased or decreased from the previous day’s Settlement Price by the maximum amount permitted under applicable trading facility rules.

(iii) Failure by the applicable exchange or other price source to announce or publish the Settlement Price for any contract included in the Index.

(iv) Trading on the applicable trading facility is suspended or interrupted prior to the time at which it is scheduled to close, and does not resume at least ten minutes prior to, and continues until, the scheduled closing time.

Trading Day:	“Trading Day” means a day when

	1)	The Index Sponsor is open for business and the S&P GSCITM is calculated and published by the Index Sponsor;

	2)	The Calculation Agent in London is open for business; and

	3)	All trading facilities on which futures contracts are traded for the commodities included in the S&P GSCITM Index are open for trading.

Early Redemption
Determination Date:	Any Trading Day prior to the fifth business day prior to the Stated Maturity Date, provided Notice of Early Repurchase is delivered by 9:00 a.m., New York time on such day;

otherwise, the Early Redemption Determination Date shall be the immediately succeeding Trading Day.

Index End Early
Determination Date:	The Trading Day immediately following the day on which the Index End Early Event occurs.

Early Redemption
Maturity Date:	If an Index End Early Event shall have occurred, then the Early Redemption Maturity Date shall be the fifth business day following the Index End Early Determination Date; and,

If an Early Repurchase shall have been designated, then the Early Redemption Maturity Date shall be the fifth business day following the Early Redemption Determination Date,

subject in each case to a delayed maturity (in the event of Market Disruption) where the maturity date shall be fifth business day following the day on which a Settlement Price is obtained or a price is otherwise determined as set forth under the Market Disruption Provision.

Early Commodity Amount:

Early Index Level:	The closing level of the Index (as determined on the Early Redemption Determination Date or Index End Early Determination Date, as the case may be).

London Banking Days:	Any day on which dealings in deposits in United States dollars are transacted in the London interbank market.

Fixed Income Discount Factor (“FIDF”):

Fixed Income Discount Factor LIBOR
(“FIDF LIBOR”):

The rate for deposits in U.S. Dollars for a period (the “Fixed Income Designated Maturity”) equal to Fixed Income Days Remaining (interpolated, if necessary, and subject to a minimum designated maturity of 1 month) which appears on the Reuters Screen LIBOR01 (or any successor or replacement page thereof) as of 11:00 a.m., London time, on the Early Redemption Determination Date or Index End

Early Determination Date, as the case may be. If such rate does not appear on the Reuters Screen LIBOR01 (or any successor or replacement page thereof), LIBOR shall be determined by the Calculation Agent.

Fixed Income Days Remaining:	The number of days from (but excluding) the Early Redemption Maturity Date up to (and including) the earlier of the next Interest Payment Date and the Stated Maturity Date.

Early Fee Amount:

Early Fee Days:	The total number of days from and excluding the Trade Date up to but including Index End Early Determination Date or the Early Redemption Determination Date, as applicable.

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Calculation Agent:	Goldman Sachs International

Business Days:	London & New York

Investment Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes.  In particular, you should note that the principal of the notes is not protected.

Disclaimers

Standard & Poor’s® (“S&P”) and S&P® are registered trademarks of The McGraw-Hill Companies, Inc.  S&P GSCITM is a trademark of The McGraw-Hill Companies, Inc. They have been licensed for use by Goldman, Sachs & Co.  The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation, warranty or condition regarding the advisability of investing in the offered notes.

These indicative terms shall not constitute an offer to sell or the solicitation to buy these securities nor shall there be any sale of these securities in any State in which such offer, such solicitation or sale would be unlawful prior to registration or qualification under the securities laws in any such state. The material contains indicative terms only.  All material contained herein, including proposed terms and conditions, is for discussion purposes only.  Finalized terms and conditions are subject to further discussion and negotiation. We make no representations nor have we given you advice concerning the appropriate accounting treatment or possible tax consequences or this indicative transaction.

To the extent that any Capital Guarantee or Capital Protection is referred to in this material, it is a guarantee or protection only to the extent that the issuer of the note does not default upon its obligations, either through bankruptcy or any other event. GS assumes no liability for the non-performance of the issuer. The formula for determining the redemption amount does not take into account all developments of the Underlying Commodity. The market value of the note may be influenced by many factors that are unpredictable. Commodity prices may change unpredictably, affecting the value the note in unforeseeable ways. Market value of the note may not change in the same manner as the level of the Underlying Commodity. Changes in interest rates and volatility are likely to affect the market value of the note. The time remaining to maturity is likely to affect the market value of the note. Any decline in the issuer’s credit ratings may affect the market value of the note. The value of the note can go down as well as up.

This material is not a product of the Fixed Income Research Department. All materials, including proposed terms and conditions, are indicative and for discussion purposes only. Finalized terms and conditions are subject to further discussion and negotiation and will be evidenced by a formal agreement. Opinions expressed are our present opinions only and are subject to change without further notice. The information contained herein is confidential. By accepting this information, the recipient agrees that it will, and it will cause its directors, partners, officers, employees and representatives to use the information only to evaluate its potential interest in the strategies described herein and for no other purpose and will not divulge any such information to any other party. Any reproduction of this information, in whole or in part, is prohibited. Except in so far as required to do so to comply with applicable law or regulation, express or implied, no warranty whatsoever, including but not limited to, warranties as to quality, accuracy, performance, timeliness, continued availability or completeness of any information contained herein is made. Opinions expressed herein are current opinions only as of the date indicated. Any historical price(s) or value(s) are also only as of the date indicated. We are under no obligation to update opinions or other information. The information contained herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. Goldman Sachs does not provide accounting, tax or legal advice; however, you should be aware that any proposed indicative transaction could have accounting, tax, legal or other implications that should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Goldman Sachs Groups Inc and affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may from time to time have “long” or “short” positions in, and buy or sell, the securities, derivatives (including options) or other financial products thereof, of companies mentioned herein. In addition, Goldman Sachs Group Inc. and/or affiliates may have served as manager or co-manager of a public offering of securities by any such company. Further information regarding this material may be obtained upon request.